82-2142

04010533

invensys

BTRsec/RLS Admin/Letters/2004/0020

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
MAR 11 2004
WASH, D.C. 158 SECTION

5 March 2004

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed two notifications released to the London Stock Exchange concerning

(a) Entering into Indenture
(b) Senior Facilities Agreement

Yours faithfully,

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

John R W Clayton
Company Secretary

Copy to: Mr S Ahmad
Mr M Downing

dlw 3/12

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert

05/03/2004 10:32

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Entering into Indenture

This Email News Alert service is brought to you by Invensys

RNS Number:1798W
Invensys PLC
05 March 2004

5th March 2004

NEWS RELEASE

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, FRANCE, THE NETHERLANDS, JAPAN, NEW ZEALAND OR THE REPUBLIC OF SOUTH AFRICA

Invensys announces the entering into of an indenture in respect of the senior notes

On 27 February 2004, Invensys plc ("Invensys") announced the pricing for the senior note portion of a £2.7 billion refinancing plan.

Invensys announces that it has today entered into an indenture in respect of the senior notes (the "Indenture") with, inter alia, Deutsche Trustee Company Limited. The senior notes are expected to be issued during the course of today and admission is expected to occur on 8 March 2004.

A copy of the Indenture will be available for inspection during normal business hours at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS on 5 March 2004.

Contact:

Invensys plc

Victoria Scarth/Mike Davies +44 (0) 20 7821 2121

Deutsche Bank

Carl Tack/David Bugge/Charles Foreman +44 (0) 20 7545 8000

Deutsche Bank AG London ("Deutsche Bank") is acting as sole underwriter and bookrunner of the new credit facilities and the issue of the Senior Notes.

This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, securities in the United States or any other jurisdiction. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose

possession this announcement comes should inform themselves about and observe
any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

This announcement does not constitute or form part of an offer or solicitation
of an offer to purchase or subscribe for securities in the United States or in
any other jurisdiction. None of the securities referred to herein (including
the Senior Notes) have been, or will be, registered under the US Securities Act
of 1933, as amended, or under the securities laws of any state in the United
States or under the applicable securities laws of Australia, Canada, France, The
Netherlands, Japan, New Zealand or the Republic of South Africa (the "Excluded
Territories"). Subject to certain exceptions, such securities may not be offered or sold in the United States or in any Excluded Territory, or to or for
the benefit of any national, resident or citizen of the United States or any
Excluded Territory. Such securities have not been registered under the U.S.
Securities Act of 1933, as amended, and may not be offered or sold in the United
States absent registration under that act or an available exemption from it.
Invensys is not making a public offering of its securities in the United States
or in any other jurisdiction.

Stabilisation/FSA

END

END

MSCKELBBZXBLBBV

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert
05/03/2004 10:32

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Senior Facilities Agreement

This Email News Alert service is brought to you by Invensys

RNS Number:1802W
Invensys PLC
05 March 2004

5th March 2004

NEWS RELEASE

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, FRANCE, THE NETHERLANDS, JAPAN, NEW ZEALAND OR THE REPUBLIC OF SOUTH AFRICA

Invensys announces the entering into of a New Senior Facilities Agreement

On 5 February 2004, Invensys plc ("Invensys") announced details of a £2.7 billion refinancing plan, consisting of a placing and open offer of 2,187,363,013 new ordinary shares at a price of 21.5 pence per share, an issue of senior notes and an arrangement of new credit facilities, the senior notes and credit facilities together totalling £2,250 million (the "Refinancing").

In relation to the Refinancing, Invensys announces that it has today entered into a new senior facilities agreement (the "New Senior Facilities Agreement") with, inter alia, Deutsche Bank AG London.

The new senior facilities consist of:

* a 5 year term loan for US$730m;

* a 5 year and 6 month term loan for US$520m and for Euro 134.2m;

* a 5 year revolving credit facility for US$365m;

* a 5 year bonding facility for US$730m; and

* a 5 year and 9 month second lien facility for US$300m and for Euro 150m.

A copy of the New Senior Facilities Agreement will be available for inspection during normal business hours at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS on 5 March 2004.

Contact:

Invensys plc
Victoria Scarth/Mike Davies +44 (0) 20 7821 2121
Deutsche Bank

Carl Tack/David Bugge/Charles Foreman +44 (0) 20 7545
8000

Deutsche Bank AG London ("Deutsche Bank") is acting as sole underwriter and bookrunner of the new credit facilities and the issue of the Senior Notes.

This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, securities in the United States or any other jurisdiction. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

This announcement does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or in any other jurisdiction. None of the securities referred to herein (including the Senior Notes) have been, or will be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state in the United States or under the applicable securities laws of Australia, Canada, France, The Netherlands, Japan, New Zealand or the Republic of South Africa (the "Excluded Territories"). Subject to certain exceptions, such securities may not be offered or sold in the United States or in any Excluded Territory, or to or for the benefit of any national, resident or citizen of the United States or any Excluded Territory. Such securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under that act or an available exemption from it.
Invensys is not making a public offering of its securities in the United States or in any other jurisdiction.

Stabilisation/FSA

END

END

AGREANDSELELEEE

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